INVESTMENT LAW GROUP
OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE
Suite 2445
Atlanta, Georgia 30309
____________________

Telephone: (404) 607-6933                                                                           Facsimile: (678) 840-2126

October 25, 2013

Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, DC 20549

Re:          Next Generation Energy Corporation
Comments to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 22, 2013
File No. 002-74785-B

Dear Mr. Spirgel:

I am writing on behalf of Next Generation Energy Corporation in response to your comment letter dated October 2, 2013.  The comment letter requests a response within ten days of the date of the letter.  I previously submitted a letter requesting any extension until October 25, 2013.  Due to the continued unavailability of the company’s accountant, the Company requests an extension of until Friday, November 1, 2013 to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:           Darryl Reed